Item 77D DWS Japan Equity Fund (a series of
DWS Investors Fund, Inc.)


At a meeting held May 21-22, 2008, the Board of Directors of DWS Japan Equity Fund, a series of
DWS Investors Fund, Inc., approved the Fund's participation in a securities lending program (the
"Program") effective on or about June 6, 2008.
Pursuant to the program, the Fund may lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers who need to borrow securities in order to complete certain transactions.


Z:\Electronic Working Files\NSAR\2008\03-31-08\DWS Value
Builder Fund (annual)\03-Exhibits\Exhibit 77D DWS Value
Builder.doc